Metallica Resources Inc.
(a development stage company)

Consolidated Balance Sheets
(unaudited) U.S. dollars
	June 30,	December 31,
	2006	2005
	$	$
Assets
Current assets:
Cash and cash equivalents	33,369,786	42,669,830
Value-added tax receivable and other current assets	2,008,424	969,947
	35,378,210	43,639,777

Mineral properties, plant and equipment (Note 3)	69,069,891	56,033,836
Other assets	276,795	246,271
Total assets	104,724,896	99,919,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	4,761,487	1,323,571

Restricted stock units (Note 6 (d))	229,918	59,435
Asset retirement obligation (Note 5)	477,143	343,164
Total liabilities	5,468,548	1,726,170

Shareholders’ equity (Note 6):
Share capital – 84,052,082 common shares (2005: 83,301,676)	109,265,373	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	1,750,335	1,431,014
Deficit	(19,127,022)	(18,769,216)
	99,256,348	98,193,714
Total liabilities and shareholders’ equity	104,724,986	99,919,884

Contingencies (Note 8)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars
	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

	$	$	$	$
Interest income	349,511	231,264	686,572	464,778

General and administrative expense	940,031	727,400	1,394,876	1,091,310
Exploration expense	157,824	50,647	202,992	90,484
Stock-based compensation expense	389,173	39,752	430,880	226,855
Restricted stock unit expense	53,039	–	146,141	–
Foreign exchange (gain) loss	(1,222,251)	320,809	(1,168,608)	683,020
	317,816	1,138,608	1,006,281	2,091,669

Income (loss) before income taxes	31,695	(907,344)	(319,709)	(1,626,891)
Income tax provision (Note 7)	22,496	85,933	38,097	93,282

Net income (loss)	9,199	(993,277)	(357,806)	(1,720,173)

Deficit at beginning of period	(19,136,221)	(27,454,910)	(18,769,216)	(26,728,014)
Deficit at end of period	(19,127,022)	(28,448,187)	(19,127,022)	(28,448,187)
Basic and diluted loss per share	–	(0.01)	–	(0.02)
Weighted average number of common shares outstanding	83,702,479	82,797,737	83,614,449	82,792,505

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars
	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows provided from (used for) operating activities
Net income (loss)	9,199	(993,277)	(357,806)	(1,720,173)
Non-cash items:
Depreciation and amortization	3,752	1,551	6,877	6,408
Stock-based compensation expense	389,173	39,752	430,880	226,855
Restricted stock unit expense	53,039	–	146,141	–
Common share contribution to retirement plan	5,766	4,921	10,733	9,711
Unrealized foreign exchange (gain) loss on cash and cash equivalents	(759,131)	320,809	(705,486)	683,020
Changes in non-cash working capital:
Value-added tax and other current assets	(700,268)	(174,119)	(1,038,477)	113,763
Increase in other assets	(30,623)	–	(30,623)	–
Accounts payable and accrued liabilities	366,319	176,802	573,926	241,086
	(662,774)	(623,561)	(963,835)	(439,330)

Cash flows used for investing activities
Mineral properties, plant and equipment	(5,840,783)	(1,674,207)	(9,863,244)	(3,216,707)
	(5,840,783)	(1,674,207)	(9,863,244)	(3,216,707)

Cash flows provided from financing activities
Proceeds from exercise of warrants	–	–	53,643	–
Proceeds from exercise of stock options	327,241	129,899	767,906	136,756
	327,241	129,899	821,549	136,756

Effect of exchange rate changes on cash and cash equivalents	759,131	(320,809)	705,486	(683,020)
Decrease in cash and cash equivalents	(5,417,185)	(2,488,678)	(9,300,044)	(4,202,301)
Cash and cash equivalents, beginning of period	38,786,971	40,135,363	42,669,830	41,848,986
Cash and cash equivalents, end of period	33,369,786	37,646,685	33,369,786	37,646,685

Cash and cash equivalents consist of:
Cash on hand and balances with banks	3,490,374	1,104,129	3,490,374	1,104,129
Short-term investments	29,879,412	36,542,556	29,879,412	36,542,556

Non-cash investing activities
Stock-based compensation allocated to mineral properties, plant and equipment	110,958	34,765	158,188	150,891
Restricted stock units allocated to mineral properties, plant and equipment	17,470	–	24,342	–

Income tax payments	7,325	98,683	7,325	106,698

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1. Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

2. Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in the Americas.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2006. It is anticipated that construction of the process plant and related project facilities will be completed by the end of 2006 (Note 8).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited and is pursuing various other exploration projects in the Americas.

3. Mineral Properties, Plant and Equipment

Balance at				Plant
Dec. 31,	Mineral	Deferred	Construction	and		Accumulated
2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
El Morro, Chile	–	20,375	–	–	20,375	–	20,375
Rio Figueroa, Chile	335,042	1,520,690	–	–	1,855,732	–	1,855,732
Other Projects, Chile	25,639	2,709	–	–	28,348	–	28,348
Alaska Peninsula, USA	310,208	171,555	–	–	481,763	–	481,763
Office Furniture and Equipment	–	–	–	101,939	101,939	87,314	14,625

Balance at Dec. 31, 2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

				Plant
	Mineral	Deferred	Construction	and		Accumulated
2006 Additions	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	50,000	378,777	11,530,255	277,254	12,236,286	62,268	12,174,018
El Morro, Chile	–	37,950	–	–	37,950	–	37,950
Rio Figueroa, Chile	24,856	166,043	–	–	190,899	–	190,899
Other Projects, Chile	14,079	10,276	–	–	24,355	–	24,355
Alaska Peninsula, USA	–	484,709	–	–	484,709	–	484,709
Office Furniture and Equipment	–	–	–	130,902	130,902	6,778	124,124

2006 Additions	88,935	1,077,755	11,530,255	408,156	13,105,101	69,046	13,036,055

Balance at				Plant
June 30,	Mineral	Deferred	Construction	and		Accumulated
2006	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Mexico	23,924,324	20,438,667	20,740,074	1,011,905	66,114,970	307,959	65,807,011
El Morro, Chile	–	58,325	–	–	58,325	–	58,325
Rio Figueroa, Chile	359,898	1,686,733	–	–	2,046,631	–	2,046,631
Other Projects, Chile	39,718	12,985	–	–	52,703	–	52,703
Alaska Peninsula, USA	310,208	656,264	–	–	966,472	–	966,472
Office Furniture and Equipment	–	–	–	232,841	232,841	94,092	138,749

Balance at June 30, 2006	24,634,148	22,852,974	20,740,074	1,244,746	69,471,942	402,051	69,069,891

4. Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $29,475 during the six months ended June 30, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaling $37,500 during the six months ended June 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006.

5. Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $477,143 at June 30, 2006. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total estimated reclamation obligation for the Cerro San Pedro project according to the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6. Share Capital

a) Common shares issued and outstanding

	Number
	Outstanding	Amount
		$
Balance at December 31, 2005	83,301,676	108,158,077
Exercise of stock options	726,000	767,906
Fair value of stock options exercised	–	269,747
Exercise of warrants	20,000	53,643
Fair value of warrants exercised	–	6,177
Shares issued for retirement plan	4,406	9,823
Balance at June 30, 2006	84,052,082	109,265,373

b) Warrants

As of June 30, 2006, the Company had outstanding warrants to purchase 19,330,000 common shares. Each common share purchase warrant entitles the holder to purchase one common share for Cdn$3.10 through December 11, 2008.

	Number
	Outstanding	Amount
Balance at December 31, 2005	19,350,000	5,889,285
Exercise of warrants	(20,000)	–
Fair value of warrants exercised	–	(6,177)
Balance at June 30, 2006	19,330,000	5,883,108

c) Stock options

As of June 30, 2006, the Company had outstanding stock options to purchase 3,019,000 common shares as follows:
	Weighted
	Average
	Exercise
	Price	Number	Amount
	(Cdn$)	Outstanding	(US$)
	$		$
Balance at December 31, 2005	1.39	2,555,000	1,431,014
Granted	3.14	1,190,000	--
Fair value of stock options	--	--	589,068
Exercise of stock options	1.20	(726,000)	--
Fair value of stock options exercised	--	--	(269,747)
Balance at June 30, 2006	2.21	3,019,000	1,750,335
Exercisable at June 30, 2006	1.91	1,909,333

The aggregate fair value of options granted during the six months ended June 30, 2006 was $1,281,694. This amount will be recorded over the underlying option vesting periods.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:
2006

Risk-free interest rate (Canada)	3.9% to 4.2%
Expected dividend yield	0.0%
Expected price volatility	67% to 70%
Expected life of option	3.2 to 3.3 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d) Restricted stock units

In March 2006, the directors granted 250,000 restricted stock units ("RSU’s") to management. The RSU’s will vest on March 9, 2009. Settlement of the RSU’s will be in cash and will be calculated as the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. Due to the cash settlement terms, the RSU’s are set up as a liability and marked-to-market at each period end with changes in fair value reflected in the statement of operations. As of June 30, 2006, the Company had 370,000 RSU’s outstanding with a fair value of $229,918 (December 31, 2005: $59,435).

7. Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of its estimated 2006 tax obligation associated with a profitable Mexican subsidiary.

8. Contingencies

a) In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owned by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company’s ability to produce ore from the mine area will be further delayed. As of July 31, 2006, the legal action had not been resolved.

b) The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past three years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.